UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026
Commission file number: 001-38203
Mynd.ai, Inc.

(Exact name of Registrant as specified in its charter)
Not applicable

(Translation of Registrant’s name into English)

Maples Corporate Services Limited,
PO Box 309,
Ugland House,
Grand Cayman KY1-1104
Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Yes Form 40-F ☐ No

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Financial Results for the Six Months Ended June 30, 2026 and 2025
On August 27, 2026, Mynd.ai, Inc. (the “Company”) released its unaudited interim consolidated financial statements as of June 30, 2026 and for six months ended June 30, 2026 and 2025 (the “First Half Financials”). In addition, the Company released a management’s discussion and analysis relating to the six months ended June 30, 2026 (the “First Half MD&A”). The First Half Financials and the First Half MD&A are attached to this Report on Form 6-K as Exhibit 99.1 and Exhibit 99.2, respectively.

This report on Form 6-K, including Exhibit 99.1 and 99.2, shall be deemed to be incorporated by reference into the Company’s registration statements (i) on Form S-8 (Registration Numbers: 333-278480 and 333-296977) and (ii) on Form F-3 (Registration Number: 333-280853), each as filed with the U.S. Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No	Description
99.1	Consolidated Financial Statements of Mynd.ai, Inc. (unaudited) as at June 30, 2026
99.2	Management Discussion and Analysis as at June 30, 2026
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mynd.ai, Inc.

By:	/s/ Arthur Giterman
Name:	Arthur Giterman
Title:	Chief Executive Officer & Chief Financial Officer

Date: August 27, 2026